Exhibit 97.1
Moody’s Corporation Comprehensive Clawback Policy

Issued by: Moody’s Legal Department
Applicable to: Employees, including Covered Executives (defined below)
Scope: Global
Effective Date: October 2, 2023

POLICY

With respect to any Incentive-Based Compensation Received by a Covered Executive on or after October 2, 2023 (with each capitalized term having the meaning set forth below), it is the policy of Moody’s Corporation (the “Company”) that:

1.In the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) (“Restatement”), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by the Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

In addition, with respect to any annual cash incentive awards granted after July 28, 2008, performance shares granted after January 1, 2010, or other equity awards granted after December 17, 2018, the Company shall have the right to require the forfeiture of, or seek to recoup all or any portion of the value of or proceeds from, such awards in the event of:

2.A Restatement covering any of the three fiscal years preceding the payment or settlement of an award that was Received before October 2, 2023 by an award recipient who is a Covered Executive at the time of payment or settlement of such award, in an amount determined by the Compensation & Human Resources Committee in its discretion where payment or settlement of any such award was predicated upon the achievement of specified financial results which are revised as a result of such Restatement.
3.A Restatement that results from unlawful activity, fraud, or intentional or willful misconduct by an award recipient, covering any of the three fiscal years preceding the grant, payment, vesting, or settlement of the award. Forfeiture or recoupment may be sought from any award recipient whose misconduct gave rise to or contributed to the Restatement in an amount determined by the Compensation & Human Resources Committee in its discretion,and need not be limited to an amount predicated upon the achievement of specified financial results which are revised as a result of such Restatement.
4.Unlawful activity, fraud, or intentional or willful misconduct by an award recipient, which results in material financial harm to the Company. Forfeiture or recoupment may be sought from any award recipient who engaged in such misconduct in an amount determined by the Compensation & Human Resources Committee in its discretion if the underlying conduct occurred during any of the three fiscal years preceding the grant, payment, vesting, or settlement of the award.

For purposes of this Policy:

“Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.

Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

“Covered Executive” means any “officer” of the Company as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“Recovery Period” means the three completed fiscal years, plus any transition period, immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1 of the Exchange Act.

The value, amount, and awards subject to forfeiture or recoupment under this Policy shall be determined by the Compensation & Human Resources Committee or, in the case of an award recipient who is not a Covered Executive, its delegate (the “Committee”). The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate.

Paragraph 1 of this Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 of the Exchange Act. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered under this Policy will be determined without regard to any taxes paid with respect to such compensation. For Incentive-Based Compensation based on stock price or total shareholder return, the Committee will determine the amount

Exhibit 97.1
subject to recovery based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. Further, the Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.

The Company need not recover the excess amount of Incentive-Based Compensation determined pursuant to paragraph 1 of this Policy if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing the terms of paragraph 1 would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company.